UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41206

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Tavenner Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4910 Old Mechanicsburg Road
(No. and Street)

Springfield	OH	45502
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Tavenner (937) 399-8415
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark, Schaefer, Hackett & Co.
(Name – *if individual, state last, first, middle name*)

14 East Main Street	Springfield	OH	45502
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas J. Tavenner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Tavenner Company, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TAMMERA J. EDWARDS
Notary Public, State of Ohio
My Commission Expires
7-22-23

Signature

President

Title

Tammera J Edwards

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CPAs & Advisors

14 East Main Street, Suite 500, Springfield, Ohio 45502
P. 937.399.2000 | F. 937.399.5433 | cshco.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Trustees
The Tavenner Company
Springfield, Ohio

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Tavenner Company as of December 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of The Tavenner Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of The Tavenner Company's management. Our responsibility is to express an opinion on The Tavenner Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to The Tavenner Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of The Tavenner Company's financial statements. The supplemental information is the responsibility of The Tavenner Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Other Matters

As discussed in Note 8 to the financial statements, the Company is a party to a FINRA arbitration. This action claims substantial damages as a result of insufficient supervision of one of its representatives. Management and legal counsel for the Company are of the opinion that the legal action is without merit and settlement of the actions will not have a material effect on the Company's financial position. They are also of the opinion that no accrual is needed for any assessments that might materialize from the arbitration. Our opinion is not modified with respect to that matter.

Clark Schaefer Hackett

We have served as The Tavenner Company's auditor since 2008.

Springfield, OH

February 26, 2020

THE TAVENNER COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Current Assets:		
Cash	$	8,320
Commissions receivable		12,140
Prepaid Expenses		555
Certificate of deposit		10,061
Total Current Assets		31,076
Total Assets	$	31,076

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accrued expenses	$	6,500
Commissions payable		12,001
Total Current Liabilities		18,501
Member's Equity:		
Common stock, no par value; authorized 750 shares, 100 shares issued and outstanding		200
Additional paid-in capital		18,115
Retained deficit		(5,740)
Total Member's Equity		12,575
Total Liabilities and Member's Equity	$	31,076

The accompanying notes are an integral part of these financial statements.

THE TAVENNER COMPANY
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenue:	
Commissions	$ 666,419
Reimbursements from Representatives	44,192
Interest	197
Total revenue	710,808
Expenses:	
Commissions	443,901
Contract labor	114,238
Professional fees	35,527
Rent	40,000
Office expenses	32,965
Compliance	1,480
Regulatory fees	29,820
Computer expenses	7,884
Postage	3,002
Insurance	2,272
Meetings	3,377
State taxes	1,130
Total expenses	715,596
Net Loss	$ (4,788)

The accompanying notes are an integral part of these financial statements.

THE TAVENNER COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance at January 1, 2019	$ 200	18,115	(952)	17,363
Net Loss			(4,788)	(4,788)
Balance at December 31, 2019	$ 200	18,115	(5,740)	12,575

The accompanying notes are an integral part of these financial statements.

THE TAVENNER COMPANY
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash Flows used in Operating Activities		
Net Loss	$	(4,788)
Net Changes in Operating Assets and Liabilities:		
Commissions receivable		757
Accrued expenses		(2,250)
Commissions payable		3,463
Prepaids and other assets		1,340
Net Cash used in Operating Activities		(2,991)
Cash Flows used in Investing Activities		
Interest payments reinvested		(197)
Net cash used in Investing Activities		(197)
Net Decrease in Cash		(3,188)
Cash, beginning of year		11,508
Cash, end of year	$	8,320

The accompanying notes are an integral part of these financial statements.

THE TAVENNER COMPANY
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2019

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following accounting principles and practices of the Company are set forth to facilitate the understanding of data presented in the financial statements:

Description of business

The Tavenner Company is an Ohio Corporation operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company is located in Springfield, Ohio.

Method of accounting

The Company prepares its financial statements on the accrual basis method of accounting.

Cash

For the purpose of financial statement reporting, the Company considers cash on hand and in demand deposits and certificates of deposit with original maturities of three months or less to be cash equivalents.

Commission receivable

Commissions receivable are stated at net realizable value due from correspondent brokers. No allowance for uncollectible accounts was recorded as management deems all amounts to be collectible.

Use of estimates

Financial statements prepared in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property, equipment and depreciation

Property and equipment are recorded at cost. Depreciation is provided on the double declining balance method over the estimated useful lives of the respective assets. All assets are fully depreciated as of December 31, 2019.

Revenue Recognition

The Company offers its clients the ability to purchase variable life, insurance contracts, and mutual fund products and generates two types of commission income from such activity. Sales-based commissions are recognized on the trade date and trailing commissions are recognized over time as earned. Sales-based commissions are based on a percentage of the initial premium purchased. Trailing commissions are generally based on a percentage of the current market value of clients' trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commissions are based on the market value of clients' holdings, this variable consideration is constrained until the market value is determinable.

Subsequent events

The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through February 26, 2020, the date which the financial statements were available to be issued.

2. EXEMPTION FROM RULE 15c3-3:

The Company is a registered broker/dealer engaged primarily in selling mutual funds and variable life products. Customers' securities transactions are recorded on a trade date basis and the related commission revenues and expenses are accrued on a trade date basis. The Company does not hold customer funds and is exempt from special reserve requirements for brokers and dealers under rule 15c3-3 of the Securities and Exchange Commission. This exemption is claimed under Section (k)(1).

3. FEDERAL INCOME TAXES:

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes. Rather, the shareholder is liable for the individual federal income taxes on his respective share of the Company's taxable income.

4. RELATED PARTY TRANSACTIONS:

The Company's sole stockholder also controls an insurance company. The Company leases on a month-to-month basis office space and equipment under an operating agreement between the Company and the commonly owned insurance company. The amounts expensed for these services were $40,000 for 2019, for office and equipment rent.

5. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

Leases – The Company adopted ASU 2016-02, *Leases*, on January 1, 2019. All operating leases with lease terms over 12 months to be capitalized as a right-of-use asset and lease liability on the balance sheet at the date of lease commencement. Leases will be classified as either finance or operating. This distinction will be relevant for the pattern of expenses recognition in the income statement. Management has determined the lease disclosed in footnote 4 is a short-term lease, less than 12 months, and is not applicable to this standard.

6. SUBORDINATED LIABILITIES:

The Company has not incurred any liabilities subordinated to general creditors as of December 31, 2019. Therefore, no related reporting to regulatory agencies is required.

7. NET CAPITAL REQUIREMENTS:

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (both as defined) shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $11,982, which was $6,982 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio at December 31, 2019 was 1.54 to 1.0.

8. LITIGATION AND REGULATORY MATTERS:

The Company is a co-respondent in a FINRA arbitration brought by a customer. The customer alleges that the Company provided insufficient supervision to one of its representatives who recommended unsuitable products. The claim is for $600,000. The Company is vigorously defending this matter and believes the allegation has no merit.

THE TAVENNER COMPANY
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2019

Computation of Net Capital		
Total Member's Equity	$	12,575
Less: Nonallowable Assets		(555)
Tentative net capital		12,020
Haircuts on securities		
Certificate of deposit (.38%)		(38)
Net Capital	$	11,982
Computation of Excess Net Capital		
Net Capital as Calculated Above	$	11,982
Net Capital Requirement		(5,000)
Excess Net Capital	$	6,982
Computation of Aggregate Indebtedness to Net Capital		
Aggregate Indebtedness	$	18,501
Net Capital as Calculated Above		11,982
Ratio of Aggregate Indebtedness to Net Capital		1.54 to 1

There are no material differences between the preceding computation and the Company corresponding unauudited Part IIA of Form X-17A-5 as of December 31, 2019.

See accompanying independent auditor's report.

CPAS & ADVISORS

14 East Main Street, Suite 500, Springfield, Ohio 45502
P. 937.399.2000 | F. 937.399.5433 | cshco.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
The Tavenner Company
Springfield, Ohio

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) The Tavenner Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which The Tavenner Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provisions") and (2) The Tavenner Company stated that The Tavenner Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Tavenner Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Tavenner Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Clark Schaefer Hackett

Springfield, Ohio
February 26, 2020

the
TAVENNER
COMPANY

The Tavenner Company (The "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3"3 under the following provisions of 17 C.F.R. §240.15c3-3(k):(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

The Tavenner Company

I, Thomas J. Tavenner, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature:

Title: President

December 31, 2019

Address: 4910 Old Mechanicsburg Road, Springfield Ohio 45502 **Voice**: 800-543-6922 **Fax**: 937-523-0021
Member: FINRA, SIPC, & MSRB / FINRA CRD # 18004 Ohio Insurance License# 32188
Other State Affiliations/Licensure Available on Request

CPAS & ADVISORS

14 East Main Street, Suite 500, Springfield, Ohio 45502
P. 937.399.2000 | F. 937.399.5433 | cshco.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
The Tavenner Company
Springfield, Ohio

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by The Tavenner Company and the SIPC solely to assist you and SIPC in evaluating The Tavenner Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. The Tavenner Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on The Tavenner Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of The Tavenner Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Clark Schaefer Hackett

Cincinnati, Ohio
February 26, 2020